--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                   FORM 11-K



               [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
               SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
                   for the fiscal year ended December 31, 2002

                                       OR

             [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
               SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
                      for the transition period from   to

                         Commission File number: 0-15222

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

     Rhodia Inc. Savings Plus Plan
     c/o Rhodia Inc.
     259 Prospect Plains Road
     Cranbury, New Jersey 08512

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

     Rhodia S.A.
     26, quai Alphonse Le Gallo
     F-92512 Boulogne Brillancourt Cedex, France
--------------------------------------------------------------------------------

                         Rhodia Inc. Savings Plus Plan
                         -----------------------------


                                TABLE OF CONTENTS
                                -----------------

                                                                            Page
                                                                            ----

 Financial Statements As of December 31, 2002 and 2001                      3
   and for the Year Ended December 31, 2002

 Report of Independent Accountants                                          5

 Signature Page                                                             23

 Exhibit Index                                                              24

 Consent of Independent Accountants                                         25

 Statement Pursuant to 18 U.S.C. Section 1350 As Required
   By Section 906 of the Sarbanes-Oxley Act of 2002                         26

Rhodia Inc.
Savings Plus Plan
Financial Statements As of December 31, 2002 and 2001 and for the
Year Ended December 31, 2002

Rhodia Inc.
Savings Plus Plan

Index to Financial Statements
As of December 31, 2002 and 2001 and for the Year Ended December 31, 2002
--------------------------------------------------------------------------------


                                                                         Page(s)
Report of Independent Auditors                                             1

Financial Statements:

   Statements of Net Assets Available for Benefits as of
     December 31, 2002 and 2001                                            2

   Statement of Changes in Net Assets Available for Benefits
     for the Year Ended December 31, 2002                                  3

 Notes to Financial Statements                                            4-8

 Supplemental Schedules*:

   Schedule H Item 4(i) - Schedule of Assets (Held at End of Year)
     as of December 31, 2002                                              9-18


* Other schedules required by Section 2520.103.10 of the Department of Labors Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

                         Report of Independent Auditors


To the Participants and Administrator of the Rhodia Inc. Savings Plus Plan:


In our opinion, the accompanying statements of net assets available for plan benefits and the related statement of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for plan benefits of the Rhodia Inc. Savings Plus Plan (the "Plan") at December 31, 2002 and 2001, and the changes in net assets available for plan benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/ PricewaterhouseCoopers LLP

June 25, 2003

Rhodia Inc.
Savings Plus Plan

Statement of Net Assets Available for Benefits
As of December 31, 2002 and 2001
--------------------------------------------------------------------------------


                                                                                    2002                 2001

 Assets
   Investments                                                                 $ 263,405,436        $ 307,231,393

 Receivables
   Employee contributions                                                          1,175,794            1,293,094
   Employer contributions                                                            436,028              482,791
                                                                               --------------       --------------
     Total receivables                                                             1,611,822            1,775,885
                                                                               --------------       --------------
       Net assets available for benefits                                       $ 265,017,258        $ 309,007,278
                                                                               ==============       ==============










             See accompanying notes to the financial statements.

Rhodia Inc.
Savings Plus Plan

Statements of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2002
--------------------------------------------------------------------------------


 Additions
   Investment (loss)/income
     Net depreciation in fair value of investments           $ (46,683,262)
     Interest                                                    5,949,952
     Dividends                                                   1,791,076
                                                             ----------------

        Total loss                                             (38,942,234)

   Contributions
     Employer contributions                                      5,931,408
     Participant contributions                                  17,034,593
                                                             ----------------

        Total contributions                                     22,966,001
                                                             ----------------

          Total                                                (15,976,233)
                                                             ----------------

 Deductions
   Benefits paid to participants                               (28,013,787)
                                                             ----------------

        Total                                                  (28,013,787)
                                                             ----------------

 Net assets available for benefits
   Beginning of the year                                       309,007,278
                                                             ----------------

   End of the year                                           $ 265,017,258
                                                             ================









              See accompanying notes to the financial statements.

Rhodia Inc.
Savings Plus Plan

Notes to Financial Statements
--------------------------------------------------------------------------------


1.   Description of the Plan

     General
     The Rhodia Inc. Savings Plus Plan (the "Plan"), prior to January 1, 2000 the Savings Plus Plan for Rhodia Inc. and Rhone-Poulenc Ag Company Inc., is primarily a participant directed defined contribution plan established for eligible employees of Rhodia Inc. (the "Company"). The Plan, which is sponsored by Rhodia Inc., was designed to enhance the existing retirement program for employees of Rhodia Inc.

     Contributions
     Contributions are made to the Plan by participants through payroll deductions and by the Company on behalf of participants. Such contributions are invested in any of the sixteen investment funds offered, at the discretion of the participating employees. Participants can contribute from 1 % to 18% of their base compensation on a before-tax or after-tax basis. However, the sum of before-tax and after-tax contributions may not exceed 18% of the participant's base compensation. Before-tax contributions may not exceed the lesser of 18% of the participant's base compensation or $11,000 in 2002.

     Participants receive a monthly employer matching contribution equal to 100% of the participants' before-tax and after-tax contributions up to 4% of their base compensation. The first 25% of the employer matching contribution is invested in the Rhodia Stock Fund with a holding period of four years. The remaining 75% of the employer matching contribution is invested in accordance with the participants' investment elections.

     Investments
     A total of approximately 3,686 and 3,961 active and former employees had investments in the Plan at December 31, 2002 and 2001, respectively.

     A participant may invest in one or more of the sixteen funds, in increments of 1%. The investment mix chosen by the participant will apply to the employee portion, the participant directed portion of the Company matching and any rollover contributions made.

     Vesting
     Participants are vested immediately in their contributions plus actual earnings thereon. Participants vest in Company contributions at the following rates:

                                                Vesting
                          Years of Service    Percentages

                                 1                25%
                                 2                50%
                                 3                75%
                             4 or more           100%

     A participant shall be 100% vested either upon reaching age 55, termination of employment by reason of death, or becoming totally disabled.

Rhodia Inc.
Savings Plus Plan

Notes to Financial Statements
--------------------------------------------------------------------------------


     Payment of Benefits
     Participants are eligible to receive benefit payments upon termination of employment, disability, or retirement. Participant can elect to defer payment until age 70 1/2 if account balances are greater than $5,000. Distributions will be paid either in a lump sum payment, or installment payments made on a monthly, quarterly, or annual basis. Installment payments will be made over at least two years, but not more than 10 years.

     If a participant dies while an active employee, their entire account balance will become 100% vested and will be paid to their beneficiary. If a participant dies after leaving but before receiving their entire vested account balance, the remaining account balance will be paid to their beneficiary.

     Withdrawals
     Participants are allowed to withdraw their after-tax contributions and earnings thereon, at any time. Participants may withdraw before-tax contributions only upon meeting certain hardship conditions. In accordance with the vesting table above, the benefits to which a participant is entitled is the amount provided by contributions (Company and participant) and investment earnings thereon, including net realized and unrealized investment gains and losses which have been allocated to the participant's account balance.

     Forfeitures
     At December 31, 2002 and 2001 forfeited non-vested accounts totaled $72,578 and $18,701, respectively. These accounts will be used to reduce future employer contributions.

     Administrative Expenses
     Expenses incurred in the administration of the Plan are paid by the Company.

     Loans to Participants
     Participants may borrow up to a maximum of 50% of their vested account balance, excluding, the 25% restricted company match. The minimum loan amount is $1,000 and the maximum loan amount can not exceed $50,000. Loans bear an interest rate of the prime rate plus 1 % and are repayable within five years except for loans used to acquire a principal residence which are repayable for terms up to 15 years. Participant loans are valued at cost, which does not differ materially from fair value.

     Termination
     While the Company has not expressed any intent to discontinue its contributions or terminate the Plan, it is free to do so at any time subject to the provisions of ERISA. In the event of termination, partial termination or discontinuance of contribution, the rights of each participant to their respective account balances becomes nonforfeitable. In the event of a partial termination, the vesting is applicable only to the portion of the Plan that has been terminated.


2.   Summary of Significant Accounting Policies

     Basis of Accounting
     The financial statements of the Plan are prepared under the accrual method of accounting.

Rhodia Inc.
Savings Plus Plan

Notes to Financial Statements
--------------------------------------------------------------------------------


     Investment Valuation and Income Recognition
     The Plan's investments are stated a fair value except for its benefit responsive guaranteed and synthetic investment contracts which are recorded at contract value (Note 4). Quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year end.

     As the Rhodia Stock Fund contains both stock and short-term investments, the participant's fund balance is reported in units of participation, which allows for immediate transfers in and out of the fund. The purchase or redemption price of the units is determined periodically by the Trustee, based on the current market value of the underlying assets of the fund. The fund's net asset value is the value of a single share, which is computed by adding the value of the fund's investments, cash and other assets, and subtracting its liabilities, then dividing the result by the number of units outstanding.

     Purchases and sales of securities are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded as earned on an accrual basis.

     Benefit Payments
     Benefits are recorded when paid.

     Use of Estimates
     The preparation of the Plan's financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the changes in net assets available for benefits during the reporting period and when applicable disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

     Risks and Uncertainties
     The Plan provides for various investment options in funds which can invest in a combination of stocks, bonds, fixed income securities, mutual funds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participant's account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

Rhodia Inc.
Savings Plus Plan

Notes to Financial Statements
--------------------------------------------------------------------------------


3.   Investments

     The following table presents the fair value of investments representing 5% or more of the total assets of the Plan as of December 31, 2002 and 2001.

                                                            December 31,
                                                        2002             2001

      Fidelity Magellan Fund                       $ 46,268,144     $ 65,552,384
      Fidelity Growth Company Fund                   26,362,931       43,261,107
      Fidelity Growth and Income Company Fund        23,867,502       31,432,756

     During 2002, the Plan's investments including gains and losses on investments bought and sold, as well as held during the year, depreciated in value by $46,683,262 as follows:

      Mutual funds                                                  $ 46,267,195
      Equity securities                                                  416,067
                                                                    ------------
                                                                    $ 46,683,262
                                                                    ------------


4.   Non-participant Directed Investments

     Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed portion of the Rhodia Inc. Stock Fund is as follows:

                                                            December 31,
                                                        2002             2001

      Rhodia common stock                          $ 3,232,269       $ 1,842,831


                                                                   Year Ended
                                                                  December 31,
                                                                      2002
      Changes in net assets
       Contributions                                                $ 1,494,693
       Net appreciation/(depreciation) in fair value of investment       77,028
       Benefits paid to participants                                   (145,348)
       Net loan withdrawals                                             (36,935)
                                                                    ------------
                                                                    $ 1,389,438
                                                                    ------------

Rhodia Inc.
Savings Plus Plan

Notes to Financial Statements
--------------------------------------------------------------------------------


5.   Guaranteed and Synthetic Investment Contracts

     Investments in guaranteed and synthetic investment contracts in the Managed Income Fund are recorded at their contract values, as the contracts are fully benefit-responsive. Contract values for the guaranteed and synthetic investment contracts represent cost plus accrued interest for the guaranteed investment contracts and fair value of the collateral plus the benefit responsive wrap value for synthetics. These wrapper contracts are intended to guarantee the value of the overall investments. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. There are no reserves against contract values for credit risk of the contract issuers or otherwise.

     The range of crediting interest rates for guaranteed and synthetic investment contracts at December 31, 2002 and 2001 were 5.98% to 6.48% and 4.39% to 7.70%, respectively. The average yield of the Managed Income Fund for the years ended December 31, 2002 and 2001 were 6.06% and 6.58%, respectively. The fair value of guaranteed and synthetic investment contracts at December 31, 2002 and 2001 was $101,369,244 and $89,419,714
     respectively, in the aggregate. The contract value of guaranteed and synthetic investment contracts at December 31, 2002 and 2001 was $95,853,547 and $86,169,829 respectively, in the aggregate. The crediting interest rate is based on an agreed upon formula with the issuer, but cannot be less than zero percent. Such interest rates are reviewed on a quarterly basis for resetting.


     6. Tax Status

     The Plan obtained its latest determination letter on August 9, 1995, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.


7.   Related Party Transactions

     Certain Plan investments are shares of mutual funds managed by the Trustee. Therefore, these transactions qualify as party-in-interest transactions.

Rhodia Inc.
Savings Plus Plan

Schedule H Item 4(i) - Schedule of Assets (Held at End of Year)
As of December 31, 2002
--------------------------------------------------------------------------------


     Identity of Issue, Borrower, Lessor, or    Description of Investment Including                   Current
               Similar Party                      Maturity Date, Rate of Interest,    Cost             Value
                                                Collateral, Par or Maturity Value

 GE Life And Annuity Asr                     GIC 6.04% due 4/30/04                     **        $      2,022,840
 New York Life                               GIC 6.48% due 9/30/03                     **               3,728,643
 Principal Life                              GIC 6.46% due 6/30/03                     **               2,495,400
 Chase Manhattan                             Global Wrapper                            **              (1,301,545)
 Monumental Life                             Global Wrapper                            **              (1,301,475)
 Morgan Guaranty                             Global Wrapper                            **              (1,301,237)
 Union Bank of Switzerland                   Global Wrapper                            **              (1,301,480)
 FIDELITY                                    STIF ACCOUNT                              **               2,537,632
 AMCAR 01-B A4 5.37% 6/08                    SYN ABS 5.98% due 7/06/06                 **                 662,941
 AMCAR 01-C A4 5.01% 7/08                    SYN ABS 5.98% due 08/06/06                **                 863,301
 AMXCA 99-1 A 5.6% 11/06                     SYN ABS 5.98% due 04/15/04                **                 650,680
 ASART 00-2 A4 6.9% 8/05                     SYN ABS 5.98% due 4/15/04                 **               1,045,098
 BMWOT 02-A A3 3.8% 5/06                     SYN ABS 5.98% due 12/25/04                **                 221,116
 CCIMT 97-6 A 0.0% 8/06                      SYN ABS 5.98% due 8/15/04                 **                 653,326
 COAFT 02-A A3 4.03% 8/06                    SYN ABS 5.98% due 1/15/05                 **                 331,550
 COAFT 02-B 2.71% 10/16                      SYN ABS 5.98% due 5/15/05                 **                 125,951
 COAFT 02-C A3A 2.65% 4/07                   SYN ABS 5.98% due 8/15/05                 **                 140,735
 COMET 02-B1 BI 1ML+68 7/08                  SYN ABS 5.98% due 9/15/05                 **                 173,748
 COMT 01-5 A 5.3% 6/09                       SYN ABS 5.98% due 8/15/06                 **                 156,163
 DCMT 01-6 A 5.75% 12/08                     SYN ABS 5.98% due 6/15/06                 **                 630,652
 FORDO 01-A B 5.96% 7/05                     SYN ABS 5.98% due 9/15/04                 **                 473,886
 FORDO 01-B A5 5.36% 6/05                    SYN ABS 5.98% due 8/15/04                 **               1,564,885
 GT 97-7 A5 6.54% 7/29                       SYN ABS 5.98% due 2/15/03                 **                   7,888
 HAT 02-2 A3 2.85% 3/07                      SYN ABS 5.98% due 4/17/05                                    221,894
 HAT 02-3 A3A 2.75% 6/07                     SYN ABS 5.98% due 6/17/05                                    116,181
 HPLCC 01-2 A 4.95% 6/08                     SYN ABS 5.98% due 8/15/04                                    682,314
 HPLCC 02-1 A 5.5% 1/11                      SYN ABS 5.98% due 3/15/07                 **                 214,833
 HPLCC 02-3 B 1ML 9/09                       SYN ABS 5.98% due 11/15/05                **                 110,137
 JCPMT E A 5.5% 6/07                         SYN ABS 5.98% due 11/15/03                **               1,683,259
 MBNAM 99-G A 6.35% 12/06                    SYN ABS 5.98% due 07/15/04                **               4,291,271
 NAROT 02-C A3 2.6% 8/15/06                  SYN ABS 5.98% due 08/15/05                **                 222,944
 ONYX 02-C A3 3.29% 9/06                     SYN ABS 5.98% due 04/15/05                **                 168,153
 ONYX 02-D A3 2.47% 12/06                    SYN ABS 5.98% due 05/15/05                **                 191,174
 PP&L 99-1 A5 6.83% 3/07                     SYN ABS 5.98% due 3/25/05                 **                 563,585
 SCAMT 00-2 A 6.75% 9/09                     SYN ABS 5.98% due 09/15/05                **                 138,797
 TAROT 02-A A3 2.62% 2/07                    SYN ABS 5.98% due 03/12/05                **                 212,325
 WESTO 02-2 A3 3.81% 2/07                    SYN ABS 5.98% due 11/20/05                **                 546,948
 WESTO 02-4 A3A 2.39% 8/07                   SYN ABS 5.98% due 08/20/05                **                 361,601
 WPP 99-A A2 6.63% 12/05                     SYN ABS 5.98% due 12/25/03                **               1,031,809
 BACM 02-2 XP CSTR 7/43                      SYN CMBS 5.98% due 1/11/10                **                  99,204
 COMM 02-FL6 F 1ML+145 6/14                  SYN CMBS 5.98% due 6/15/05                **                 198,361
 COMM 99-1 A2 6.455% 5/32                    SYN CMBS 5.98% due 9/15/08                **                 451,636
 CSFB01-CK3 A2 6.04% 6/34                    SYN CMBS 5.98% due 2/15/06                **                 274,143
 DLJCM 00-CF1 Al 7.45% 6/33                  SYN CMBS 5.98% due 8/10/09                **                 646,878
 DLJCM 98-CG1 A1B 6.41% 6/31                 SYN CMBS 5.98% due 5/10/08                **                 123,629
 DLJCM 99-CG2 A1B 7.30% 6/32                 SYN CMBS 5.98% due 6/10/09                **                  70,133
 DLJCM 99-G3 AlA 7.12% 10/32                 SYN CMBS 5.98% due 10/10/08               **                 225,982
 GECMC 2001-2 A3 6.23% 8/33                  SYN CMBS 5.98% due 08/11/10               **                 724,240
 GECMC 02-3A X2 CSTR 12/37                   SYN CMBS 5.98% due 12/10/09               **                  92,423
 GNR 02-25 B 6.214% 3/21                     SYN CMBS 5.98% due 08/16/11               **                 249,450

Rhodia Inc.
Savings Plus Plan

Schedule H Item 4(i) - Schedule of Assets (Held at End of Year) (Continued)
As of December 31, 2002
--------------------------------------------------------------------------------


     Identity of Issue, Borrower, Lessor, or    Description of Investment Including                   Current
               Similar Party                      Maturity Date, Rate of Interest,    Cost             Value
                                                Collateral, Par or Maturity Value

 GNR 02-37 C 5.878% 6/24                     SYN CMBS 5.98% due 07/16/22               **        $        217,502
 JPMC 00-C10 Al 7.1075% 8/32                 SYN CMBS 5.98% due 4/15/09                **                 315,014
 JPMC 99-C7 A2 6.507% 10/35                  SYN CMBS 5.98% due 9/15/08                **                  33,880
 JPMC 02-C3 X2 1.3645% 7/35                  SYN CMBS 5.98% due 12/12/09               **                  49,876
 LBUBS 01-C3 Al 6.058% 6/20                  SYN CMBS 5.98% due 12/15/10               **                 239,578
 MSC 98-HF2 A2 6.48% 11/30                   SYN CMBS 5.98% due 07/15/08               **                  78,967
 MSC 98-WF1 A2 6.55% 3/30                    SYN CMBS 5.98% due 12/15/07               **                 198,062
 MSC 98-WF2 A2 6.54% 7/30                    SYN CMBS 5.98% due 05/15/08               **                 113,471
 MSC 99-CAM1 A4 7.02% 3/32                   SYN CMBS 5.98% due 05/15/08               **                 115,887
 MSC 99-WF1 A2 6.21% 11/31                   SYN CMBS 5.98% due 08/15/09               **                 190,388
 MSDWC 01-PPM A2 6.40% 02/31                 SYN CMBS 5.98% due 10/15/11               **                 997,350
 NLFC 98-2 Al 6.001% 08/30                   SYN CMBS 5.98% due 10/20/07               **                 566,238
 NLFC 99-2 AIC 7.03% 6/31                    SYN CMBS 5.98% due 1/20/08                **                 478,326
 SBM7 00-C2 Al 7.298% 7/33                   SYN CMBS 5.98% due 6/18/09                **                 966,630
 ABBEY NATL MTN 6.69% 10/17/05 DT            SYN Corporate 5.98% due 10/17/05          **                 361,450
 ABN AMRO GLBL 7.25% 5/31/05                 SYN Corporate 5.98% due 5/31/5            **                  83,217
 AGFC SR MTN 4.5% 11/15/07                   SYN Corporate 5.98% due 11/15/07          **                  82,713
 AGFC SR MTN 5.875% 7/14/06 F                SYN Corporate 5.98% due 7/14/06           **                 479,097
 ALABAMA POWER 4.875% 9/01/04                SYN Corporate 5.98% due 9/1/04            **                 322,089
 ALCOA INC 4.25% 8/15/07                     SYN Corporate 5.98% due 8/15/07           **                 179,764
 ALLIANCE CAPTL 5.625% 8/15/06               SYN Corporate 5.98% due 8/15/06           **                 472,529
 ALLSTATE CORP 7.875% 5/1/05                 SYN Corporate 5.98% due 5/1/05            **                 424,120
 AMVESCAP PLC 5.9% 1/15/07                   SYN Corporate 5.98% due 1/15/07           **                 108,803
 AMVESCAP PLC 6.6% 5/15/05                   SYN Corporate 5.98% due 5/15/05           **                 174,049
 ANZ 7.55% 9/15/06                           SYN Corporate 5.98% due 9/15/06           **                  69,489
 AOL TIME WARNER 5.625% 5/01/05              SYN Corporate 5.98% due 5/01/05           **                 237,351
 AT&T CORP GLBL 6.375% 3/15/04               SYN Corporate 5.98% due 3/15/04           **                 459,513
 AT&T CORP GLBL 6.71% 11/15/06               SYN Corporate 5.98% due 11/15/06          **                 382,600
 BANK ONE CORP 7.625% 8/01/05                SYN Corporate 5.98% due 8/1/05            **                 150,605
 BANKAMER GLBL 3.875% 1/15/08                SYN Corporate 5.98% due 1/15/08           **                 224,006
 BANKONE GLBL 6.5% 2/01/06                   SYN Corporate 5.98% due 2/01/06           **                 169,756
 BEAR 5.7% 1/15/07                           SYN Corporate 5.98% due 1/15/07           **                 353,919
 BONY INC 4.25%/3ML 9/04/12                  SYN Corporate 5.98% due 9/04/12           **                 103,953
 BP AMOCO 10.875% 7/15/05                    SYN Corporate 5.98% due 7/15/05           **                 566,771
 BRITISH TEL GBL 7.875% 12/15/05             SYN Corporate 5.98% due 12/15/05          **                 418,546
 CITI GROUP GLBL 6.5% 2/7/06DT               SYN Corporate 5.98% due 2/07/06           **                  32,374
 CITI GROUP GLBL 7.125% 10/15/04             SYN Corporate 5.98% due 10/15/04          **                  21,436
 CITI GROUP GLBL 7.5% 11/14/03               SYN Corporate 5.98% due 11/14/03          **                 146,910
 CITI GROUP INC 7.375% 04/02/07              SYN Corporate 5.98% due 4/02/07           **                  55,422
 CONOCO 5.9% 4/15/04                         SYN Corporate 5.98% due 4/15/04           **                 360,145
 CONS NATURAL 5.375% 11/01/06                SYN Corporate 5.98% due 11/01/06          **                 138,586
 COSTCO WHL CRP 5.5% 3/15/07                 SYN Corporate 5.98% due 03/15/07          **                  92,843
 COUNTRYSIDE GLB 5.55 8/l/06DT               SYN Corporate 5.98% due 08/01/06          **                 162,933
 COUNTRYSIDE HOM 3.5% 12/19/05               SYN Corporate 5.98% due 12/19/05          **                 101,023
 COUNTRYSIDE HOM 5.5% 2/01/07                SYN Corporate 5.98% due 02/01/07          **                  54,234
 COUNTRYSIDE HOM 5.625% 5/15/07              SYN Corporate 5.98% due 05/15/07          **                 161,522
 CREDIT SUISSE F 5.75% 4/15/07               SYN Corporate 5.98% due 04/15/07          **                  59,544
 CREDIT SUISSE GLBL 5.875% 8/06              SYN Corporate 5.98% due 08/01/06          **                 125,978
 DAIMLECHRYS MTN 3.4% 12/15/04               SYN Corporate 5.98% due 12/15/04          **                 232,031

Rhodia Inc.
Savings Plus Plan

Schedule H Item 4(i) - Schedule of Assets (Held at End of Year) (Continued)
As of December 31, 2002
--------------------------------------------------------------------------------


     Identity of Issue, Borrower, Lessor, or    Description of Investment Including                   Current
               Similar Party                      Maturity Date, Rate of Interest,    Cost             Value
                                                Collateral, Par or Maturity Value

 DCX 6.4% 5/15/06                            SYN Corporate 5.98% due 05/15/06          **       $       347,564
 EKSPRTSFINANS A 5.75% 6/6/06 GLB            SYN Corporate 5.98% due 06/06/06          **               212,780
 FIRST DATA CORP GLB 4.7% 11/1/06            SYN Corporate 5.98% due 11/01/06          **               348,416
 FIRST UN GBL 7.55% 8/18/05 DT               SYN Corporate 5.98% due 8/18/05           **               467,619
 FIRSTAR BNK GLBL 7.8% 7/05/10               SYN Corporate 5.98% due 7/05/05           **               335,305
 FLEETBOSTON GLB 7.25% 9/15/05 DT            SYN Corporate 5.98% due 9/15/05           **               451,450
 FORD MTR CR GLB 7.5% 3/15/05                SYN Corporate 5.98% due 3/15/05           **               135,505
 FORDMTRCR GLBL 6.875% 2/01/06               SYN Corporate 5.98% due 2/l/06            **               309,119
 FPL GROUP 7.625% 9/15/06                    SYN Corporate 5.98% due 9/15/06           **               365,623
 GANNETT CO INC 4.95% 4/01/05                SYN Corporate 5.98% due 4/01/05           **               208,781
 GECAPMTN 5% 6/15/07                         SYN Corporate 5.98% due 6/15/07           **               148,550
 GEN ELEC MTN 5.35% 3/30/06 A                SYN Corporate 5.98% due 3/30/06           **               575,337
 GMAC 6.75% 1/15/06                          SYN Corporate 5.98% due 1/15/06           **                80,006
 GMAC GLBL 6.125% 8/28/07                    SYN Corporate 5.98% due 8/28/07           **               495,551
 GMAC GLOBAL 7.5% 7/15/05                    SYN Corporate 5.98% due 7/15/05           **               114,205
 GTE 6.36% 4/15/06                           SYN Corporate 5.98% due 4/15/06           **               125,731
 HANCOCK GLB 5.625% 6/27/06 144A             SYN Corporate 5.98% due 6/27/06           **               279,307
 HARTFORD FINL SV 4.7% 9/01/07               SYN Corporate 5.98% due 9/01/07           **                45,982
 HEWLETT 5.5% 7/01/07                        SYN Corporate 5.98% due 7/01/07           **               418,286
 HEWLETT 5.75% 12/15/06 GLBL                 SYN Corporate 5.98% due 12/15/06          **                64,632
 HOUSEHOLD GBL 5.875% 2/01/09DT              SYN Corporate 5.98% due 2/01/09           **                84,071
 HOUSEHOLD GLBL 5.75% 1/30/07DT              SYN Corporate 5.98% due 1/30/07           **               813,757
 HSBC USA INC NE 7% 11/01/06                 SYN Corporate 5.98% due 11/01/06          **               102,083
 JP MORGAN CHASE 5.625% 8/15/06              SYN Corporate 5.98% due 8/15/06           **                87,282
 KEYCORP MTN 4.625% 5/16/05                  SYN Corporate 5.98% due 5/16/05           **               168,191
 KEYSPAN CORP 7.25% 11/15/05                 SYN Corporate 5.98% due 11/15/05          **               395,713
 LEHM HLD 6.625% 2/05/06 GLBL                SYN Corporate 5.98% due 2/05/06           **                11,163
 LEHMAN BROS HLDG 7.75% 1/15/05GL            SYN Corporate 5.98% due 1/15/05           **               464,464
 MARSH AND MCL GLB 5.375% 3/15/07            SYN Corporate 5.98% due 03/15/07          **               250,524
 MARSHAL & ISLEY MTN 5.75% 9/1/06            SYN Corporate 5.98% due 9/01/06           **               454,661
 MERCANTILE BCOR 7.3% 6/15/07                SYN Corporate 5.98% due 06/15/07          **                92,925
 MERRILL LYN CO 6.13% 5/16/06                SYN Corporate 5.98% due 5/16/06           **               383,193
 MERRILL LYN CO MTN 4% 11/15/07              SYN Corporate 5.98% due 11/15/07          **               319,824
 MORGAN STAN GBL 7.75% 6/15/05               SYN Corporate 5.98% due 06/15/05          **               285,385
 MORGAN STANLEY 6.1% 4/15/06                 SYN Corporate 5.98% due 4/15/06           **               115,735
 MSTDW 5.8% 4/01/07                          SYN Corporate 5.98% due 04/01/07          **               274,810
 NATIONSBANK CORP 7.625% 4/15/05             SYN Corporate 5.98% due 4/15/05           **               247,973
 NEW BRUNSWICK 6.5% 6/20/05                  SYN Corporate 5.98% due 6/20/05           **               524,237
 NEWCOURT CR GRP 6.875% 2/16/05              SYN Corporate 5.98% due 2/16/05           **                21,538
 NIKE INC 5.5% 8/15/06                       SYN Corporate 5.98% due 8/15/06           **               264,972
 ONTARIO PROV 6% 2/21/06                     SYN Corporate 5.98% due 2/21/06           **               840,082
 PHILA ELEC 6.625% 3/01/03                   SYN Corporate 5.98% due 3/01/03           **               462,825
 PHILIP MORRIS 7% 7/15/05                    SYN Corporate 5.98% due 7/15/05           **               369,086
 PHILIPS PETE GLB 8.5% 5/25/05               SYN Corporate 5.98% due 5/25/05           **               148,930
 PNC FUNDING CORP 6.875% 3/1/03              SYN Corporate 5.98% due 3/01/03           **               515,441
 PNCFUND 5.75% 8/01/06                       SYN Corporate 5.98% due 8/01/06           **               164,162
 POWERGEN US FDG 4.5% 10/15/04               SYN Corporate 5.98% due 10/15/04          **               467,975
 PPL ELEC UTILS 5.875% 8/15/07               SYN Corporate 5.98% due 8/15/07           **               266,957
 REED ELSEVIER C 6.125% 8/01/06              SYN Corporate 5.98% due 8/01/06           **               491,970

Rhodia Inc.
Savings Plus Plan

Schedule H Item 4(i) - Schedule of Assets (Held at End of Year) (Continued)
As of December 31, 2002
--------------------------------------------------------------------------------


     Identity of Issue, Borrower, Lessor, or    Description of Investment Including                   Current
               Similar Party                      Maturity Date, Rate of Interest,    Cost             Value
                                                Collateral, Par or Maturity Value

 RIO TINTO FN GLB 5.75% 7/3/06 DT            SYN Corporate 5.98% due 7/03/06           **                 476,393
 ROYAL BK SC GLB2 8.817% PERP SER2           SYN Corporate 5.98% due 3/31/05           **                 120,188
 ROYAL BK SC GLB3 7.816% 11/29/04            SYN Corporate 5.98% due 11/29/04          **                 620,786
 SALOMONSMITH 5.875% 3/15/06 DT              SYN Corporate 5.98% due 3/15/06           **               1,070,432
 SASKATCHEW PROVYANK 8% 7/15/04              SYN Corporate 5.98% due 7/15/04           **                 618,753
 SOUTHER CO CAP 5.3% 2/01/07                 SYN Corporate 5.98% due 2/01/07           **                  97,304
 ST PAUL COS 7.875% 4/15/05                  SYN Corporate 5.98% due 4/15/05           **                  72,192
 SWESTERN PUB SVCS 5.125% 11/06              SYN Corporate 5.98% due 11/1/06           **                 188,398
 TELFONICA GLBL 7.35% 9/15/05                SYN Corporate 5.98% due 9/15/05           **                 230,449
 TEXAS UTIL 6.375% 10/01/04                  SYN Corporate 5.98% due 10/01/04          **                 538,382
 TIAA GLOBAL MKT 5% 3/01/07                  SYN Corporate 5.98% due 3/O1/07           **                 140,561
 UNION PLANTERS 5.125% 6/15/07               SYN Corporate 5.98% due 6/15/07           **                  85,174
 USA ED INC 5.625% 4/10/07                   SYN Corporate 5.98% due 4/10/07           **                 110,024
 VAELEC 5.75% 3/31/06                        SYN Corporate 5.98% due 3/31/06           **                 462,733
 VERIZON GLOBAL 6.75% 12/1/05                SYN Corporate 5.98% due 12/1/05           **                 444,213
 VERIZON WRLSS 5.375% 12/15/06               SYN Corporate 5.98% due 12/15/06          **                 361,241
 VIACOM INC GLB 6.4% 1/30/06 DT              SYN Corporate 5.98% due 1/30/06           **                 322,299
 VODAFONE AIR 7.625% 2/15/05                 SYN Corporate 5.98% due 2/15/05           **                 509,044
 WASH MUTUAL INC 5.625% 1/15/07              SYN Corporate 5.98% due 1/15/07           **                 493,236
 WELLS 7.8% 6/15/10                          SYN Corporate 5.98% due 06/15/05          **                 612,942
 WISC ENERGY 5.875% 4/01/06                  SYN Corporate 5.98% due 4/01/06           **                 440,514
 FHLMC 5.55% 7/15/06                         SYN Gov Agency 5.98% due 7/15/06          **                 348,634
 FHLMC 5.75% 3/15/09                         SYN Gov Agency 5.98% due 3/15/09          **               5,536,264
 FNMA 5% 1/15/07                             SYN Gov Agency 5.98% due 1/15/07          **               6,642,063
 FNMA 5.25% 8/14/06-03                       SYN Gov Agency 5.98% due 8/14/03          **                 678,399
 FHR 1472 J 7% 03/08                         SYN MBS 5.98% due 3/15/08                 **               2,184,302
 FHR 1601 PH 6% 04/08                        SYN MBS 5.98% due 3/15/05                 **                 551,203
 FHR 1697 PH 6% 06/07                        SYN MBS 5.98% due 2/15/03                 **                  26,257
 FHR 2102 QH 5.75% 6/23                      SYN MBS 5.98% due 8/15/04                 **               2,417,780
 FHR 2284 C 6.5% 2/29                        SYN MBS 5.98% due 10/15/04                **               1,952,191
 FHR 2293 VL 6.5% 7/07                       SYN MBS 5.98% due 6/15/04                 **                 456,620
 FHR 2313 C 6% 5/31                          SYN MBS 5.98% due 11/15/20                **                 364,385
 FNR O1-52 XM 6.5% 11/10                     SYN MBS 5.98% due 10/25/10                **                 180,794
 FNR 02-18 PE 5.5% 6/16                      SYN MBS 5.98% due 10/25/08                **                 399,980
 FNR 02-64 PC 5.5% 12/26                     SYN MBS 5.98% due 06/25/08                **                 261,096
 FNR 93-136 E 6% 5/04                        SYN MBS 5.98% due 5/25/04                 **                 767,782
 FNR 93-202 N 6.5% 2/22                      SYN MBS 5.98% due 10/25/03                **                 556,106
 FNR 93-225 TH 6% 6/23                       SYN MBS 5.98% due 06/25/07                **                 661,951
 FNR 94-29 PJ 6.5% 2/22                      SYN MBS 5.98% due 8/25/04                 **               1,013,292
 FNR 94-63 PH 7% 6/23                        SYN MBS 5.98% due 07/25/05                **                 419,056
 LBUBS 02-C7 XCP                             SYN MBS 5.98%                             **                  89,785
 UST13 11.75% 2/15/10 C05                    SYN Treasury 5.98% due 2/15/05            **               1,998,323
 USTN 5.625% 5/15/08                         SYN Treasury 5.98% due 5/15/08            **               2,454,943
 USTN 6.5% 10/15/06                          SYN Treasury 5.98% due 10/15/06           **               1,873,986
 USTN 6.75% 5/15/05                          SYN Treasury 5.98% due 5/15/05            **               1,404,559
 Global Wrap Cash                            STIF Account                              **                 632,927
 GLOBAL CROSSING LTD                         Common Stock                              **                      32
 ROYAL CARRIBEAN CRUISES LTD                 Common Stock                              **                     501
 ADC TECLECOMMUNCIATIONS INC COM             Common Stock                              **                     209

Rhodia Inc.
Savings Plus Plan

Schedule H Item 4(i) - Schedule of Assets (Held at End of Year) (Continued)
As of December 31, 2002
--------------------------------------------------------------------------------


     Identity of Issue, Borrower, Lessor, or    Description of Investment Including                   Current
               Similar Party                      Maturity Date, Rate of Interest,    Cost             Value
                                                Collateral, Par or Maturity Value

 AOL TIME WARNER INC                         Common Stock                              **        $       7,860
 AT COMM CORP                                Common Stock                              **                    -
 AT & T WIRELESS                             Common Stock                              **                1,695
 ABBOTT LABS COM                             Common Stock                              **               20,108
 AEGIS VALUE FD INC                          Common Stock                              **               13,174
 AGERE SYS INC                               Common Stock                              **                   45
 AGERE SYS INC                               Common Stock                              **                2,489
 AGILENT TECHNOLOGIES INC                    Common Stock                              **                3,592
 ALLIANCE CAP MGMT HLDG LP                   Common Stock                              **                4,650
 ALLMERICA FINL CORP                         Common Stock                              **                1,515
 AMAZON.COM INC                              Common Stock                              **                1,889
 AMGEN INC COM                               Common Stock                              **               10,877
 ANALOG DEVICES INC COM                      Common Stock                              **                7,161
 APOGEE ENTERPRISES INC COM                  Common Stock                              **                  448
 APPLIED MICRO CIRCUITS CORP                 Common Stock                              **                  125
 ARC WIRELESS SOLUTIONS INC                  Common Stock                              **               11,813
 ARQULE                                      Common Stock                              **                  305
 ARTISAN INT FUND                            Common Stock                              **               15,252
 ARTISAN FDS INC                             Common Stock                              **               13,110
 ASYST TECHNOLOGIES INC COM                  Common Stock                              **                1,470
 AVAYA INC                                   Common Stock                              **                   39
 AVENTIS                                     Common Stock                              **               54,190
 BAIRNCO CORP                                Common Stock                              **                  519
 BANK NEW YORK INC COM                       Common Stock                              **                1,198
 BERKSHIRE FOCUS FUND                        Common Stock                              **                  924
 BIOPURE CORP                                Common Stock                              **                3,720
 BIOVAIL CORP                                Common Stock                              **                2,641
 BLUEGREEN CORP                              Common Stock                              **                3,510
 BOSTON BIOMEDICA INC                        Common Stock                              **                  300
 BRADLEY PHARMA INC CL A                     Common Stock                              **                1,303
 BRISTOL MYERS SQUIBB                        Common Stock                              **               18,983
 BROKAT AKTIENGESELLSCHAFT                   Common Stock                              **                    2
 BROOK-PRI AUTOMATION INC                    Common Stock                              **                2,292
 CLECO CORP NEW                              Common Stock                              **               21,000
 CMG INFORMATION SVCS INC                    Common Stock                              **                  981
 CSX CORP COM                                Common Stock                              **                2,831
 CALIFORNIA AMPLIFIER INC                    Common Stock                              **                2,530
 CARMAX INC                                  Common Stock                              **                  447
 CENTERPOINT ENERGY INC                      Common Stock                              **                8,162
 CHECKER DRIVE-IN RESTAURANTS                Common Stock                              **                  626
 CIENA CORP                                  Common Stock                              **                1,028
 CISCO SYS INC COM                           Common Stock                              **                8,515
 CITIGROUP INC                               Common Stock                              **                1,791
 CLIPPER FD INC COM                          Common Stock                              **               46,050
 COACH INC                                   Common Stock                              **                4,938
 COGNOS                                      Common Stock                              **                2,345
 COMPUTER ASSOC INTL INC COM                 Common Stock                              **               14,850
 COMVERSE TECHNOLOGY INC                     Common Stock                              **                1,002
 CORINTHIAN COLLEGES INC                     Common Stock                              **                5,679

Rhodia Inc.
Savings Plus Plan

Schedule H Item 4(i) - Schedule of Assets (Held at End of Year) (Continued)
As of December 31, 2002
--------------------------------------------------------------------------------


     Identity of Issue, Borrower, Lessor, or    Description of Investment Including                   Current
               Similar Party                      Maturity Date, Rate of Interest,    Cost             Value
                                                Collateral, Par or Maturity Value

 CORNING INC COM                             Common Stock                              **         $      1,580
 COSTCO WHSL CORP NEW                        Common Stock                              **                2,806
 COVANTA ENERGY CORP                         Common Stock                              **                    1
 CUMULUS MEDIA INC                           Common Stock                              **                2,225
 CYPRESS SEMICONDUCTOR CORP COM              Common Stock                              **                  572
 DARDEN RESTAURANTS                          Common Stock                              **                  258
 DATALINK CORP                               Common Stock                              **                  193
 DEL MONTE FOODS CO                          Common Stock                              **                  508
 DELL COMPUTER CORP COM                      Common Stock                              **               40,110
 DELTA AIR LINES INC COM                     Common Stock                              **                1,210
 DELTA WOODSIDE INDS INC NEW                 Common Stock                              **                  552
 DICKS SPORTING GOODS                        Common Stock                              **                1,152
 WALT DISNEY COMPANY                         Common Stock                              **                1,631
 DODGE & COX BAL FD                          Common Stock                              **                4,940
 DOW CHEM CO COM                             Common Stock                              **                3,386
 EMC CORP MASS COM                           Common Stock                              **                8,228
 EL PASP CORP                                Common Stock                              **                  696
 ELAN PLC ADR                                Common Stock                              **                  984
 ENRON CORP COM                              Common Stock                              **                  347
 ENZO BIOCHEM INC                            Common Stock                              **                1,544
 EON LABS INC                                Common Stock                              **                4,349
 ETOYS INC                                   Common Stock                              **                    -
 EXODUS COMMUNICATIONS INC                   Common Stock                              **                    -
 EXXON MOBIL CORP                            Common Stock                              **               10,552
 FIDELITY CAP & INCOME FD SH BEN INT         Common Stock                              **               32,379
 FIDELITY CASH RESERVES                      Common Stock                              **              334,898
 FIDELITY FINL TR CONV SEC FD                Common Stock                              **                2,117
 FIDELITY FIFTY FUND                         Common Stock                              **                4,766
 FIDELITY GROWTH COMPANY FUND                Common Stock                              **               20,713
 FIDELITY LOW PRICED STOCK FUND              Common Stock                              **                7,109
 FIDELITY SELECT PHARMACEUTICAL              Common Stock                              **                3,710
 FIDELITY SELECT BRKG & INVST FUND           Common Stock                              **                  720
 FIDELITY SELECT ELECTRONICS FUND            Common Stock                              **               15,309
 FINISAR CORP                                Common Stock                              **                1,055
 FISERV INC COM                              Common Stock                              **                5,093
 FLEETBOSTON FINL CORP                       Common Stock                              **                4,860
 FLEXPOINT SENSOR SYS INC                    Common Stock                              **                  120
 FORD MOTOR CO DEL                           Common Stock                              **                4,650
 FRANCE TELECOM                              Common Stock                              **                5,331
 GATX CORP COM                               Common Stock                              **                3,446
 GENELABS TECH INC COM                       Common Stock                              **                  850
 GENERAL ELECTRIC CORP COM                   Common Stock                              **               38,041
 GENERAL ELECTRIC CAP 6.75% 3/15/32          Common Stock                              **                5,528
 GENOME THERAPEUTICS CORP COM                Common Stock                              **                   79
 GILEAD SCIENCES INC COM                     Common Stock                              **               13,600
 GLOBESPAN VIRATA INC COM                    Common Stock                              **                  529
 GYMBOREE CORP COM                           Common Stock                              **                1,269
 HALLIBURTON CO COM                          Common Stock                              **                4,790
 HEINZ HJ CO COM                             Common Stock                              **                4,931

Rhodia Inc.
Savings Plus Plan

Schedule H Item 4(i) - Schedule of Assets (Held at End of Year) (Continued)
As of December 31, 2002
--------------------------------------------------------------------------------


     Identity of Issue, Borrower, Lessor, or    Description of Investment Including                   Current
               Similar Party                      Maturity Date, Rate of Interest,    Cost             Value
                                                Collateral, Par or Maturity Value

 HEWLETT PACKARD CO COM                      Common Stock                              **        $      14,895
 HOME DEPOT INC COM                          Common Stock                              **                3,003
 ICN PHARMACEUTICAL INC NEW                  Common Stock                              **                4,364
 IDENTIX INC                                 Common Stock                              **                  258
 IMAGING TECHNOLOGIES CORP                   Common Stock                              **                  512
 IMCLONE SYS INC COM                         Common Stock                              **                  159
 INCYTE PHARMACEUTICALS INC                  Common Stock                              **                  456
 INTEL CORP COM                              Common Stock                              **               30,394
 INTERACTIVE MOTORSPORTS AND EN              Common Stock                              **                  459
 INTERNATIONAL BUSINESS MACHS COM            Common Stock                              **               35,179
 INTERNET CABLE CORP                         Common Stock                              **                   14
 INTERVOICE INC COM                          Common Stock                              **                1,080
 INTERTRUST TECH TENDER OFFER                Common Stock                              **                8,420
 12 TECHNOLOGIES INC                         Common Stock                              **                  460
 IXOS SOFTWARE AG                            Common Stock                              **                  525
 JDS UNIPHASE CORP                           Common Stock                              **                1,729
 JACOB INTERNET FUND                         Common Stock                              **                1,558
 JANEL WORLD TRADE LTD                       Common Stock                              **                   50
 JANUS OLYMPUS FUND                          Common Stock                              **                1,980
 JANUS INVT ENTERPRISE FUND                  Common Stock                              **                1,529
 JANUS MERCURY FD                            Common Stock                              **                1,993
 JOHNSON & JOHNSON COM                       Common Stock                              **               16,263
 JUNIPER NETWORKS INC                        Common Stock                              **                9,180
 KEMET CORP COM                              Common Stock                              **                2,622
 KIRSHNER INTL INC                           Common Stock                              **                    -
 KRISPY KREME DOUGHNUTS INC                  Common Stock                              **                  675
 LSI LOGIC CORPORATION                       Common Stock                              **                8,078
 LABOR READY INC                             Common Stock                              **                  642
 LEVEL 3 COMMUNICATIONS INC                  Common Stock                              **                1,470
 LIMITED INC                                 Common Stock                              **                2,090
 LOWES COMPANIES INC                         Common Stock                              **                3,756
 LUCENT TECHNOLOGIES INC                     Common Stock                              **                4,222
 MTR GAMING GROUP INC                        Common Stock                              **                1,138
 MANAGERS SPECIAL EQUITY FUND                Common Stock                              **                3,573
 MAXTOR CORP                                 Common Stock                              **                2,530
 MCDONALDS CORP COM                          Common Stock                              **                3,307
 MERCK & CO INC COM                          Common Stock                              **               61,463
 MERIDIAN FD INC                             Common Stock                              **               28,689
 METROMEDIA FIBER NETWORK INC                Common Stock                              **                   17
 MICROSOFT CORP COM                          Common Stock                              **               25,850
 MICROSTRATEGY INC CL A NEW                  Common Stock                              **                  136
 MICRON TECHNOLOGY INC COM                   Common Stock                              **                7,792
 MIDCAP SPDR TR                              Common Stock                              **               13,764
 MILLENNIUM PHARACTCLS INC,                  Common Stock                              **                1,985
 MIRANT CORP                                 Common Stock                              **                3,740
 MOTOROLA INC COM                            Common Stock                              **                4,354
 NBTY INC                                    Common Stock                              **                1,494
 NASDAQ 100 TR                               Common Stock                              **               19,569
 NAVELLIER MID CAP GROWTH FUND               Common Stock                              **                3,002

Rhodia Inc.
Savings Plus Plan

Schedule H Item 4(i) - Schedule of Assets (Held at End of Year) (Continued)
As of December 31, 2002
--------------------------------------------------------------------------------


     Identity of Issue, Borrower, Lessor, or    Description of Investment Including                   Current
               Similar Party                      Maturity Date, Rate of Interest,    Cost             Value
                                                Collateral, Par or Maturity Value

NET2PHONE INC                                Common Stock                              **        $       4,050
NETWORK APPLIANCE INC                        Common Stock                              **               10,000
99 CENTS ONLY STORES                         Common Stock                              **                  403
NISOURCE INC                                 Common Stock                              **                  240
NOKIA CORP SPONSORED ADR                     Common Stock                              **                  388
NORTEL NETWORKS CORP NEW                     Common Stock                              **                  967
NOVEN PHARMACEUTICALS INC COM                Common Stock                              **                3,692
OSI PHARMACEUTICALS INC                      Common Stock                              **                4,920
RED OAK TECH SELECT FND                      Common Stock                              **                1,616
OMNI NUTRACEUTICALS INC                      Common Stock                              **                   10
OPLINK COMMUNICATIONS INC                    Common Stock                              **                  936
ORACLE SYS CORP COM                          Common Stock                              **               17,820
ORBITAL ENGINE ADR NEW                       Common Stock                              **                  700
PBHG SELECT EQUITY FUND                      Common Stock                              **                6,844
PBHG TECH & COMMUNICATION FUND               Common Stock                              **                1,598
PMC-SIERRA INC                               Common Stock                              **                  111
PALM INC                                     Common Stock                              **                7,065
PETROQUEST ENERGY INC                        Common Stock                              **                2,490
PETSMART INC COM                             Common Stock                              **                1,713
PFIZER INC COM                               Common Stock                              **               15,372
PHAZAR CORP                                  Common Stock                              **                  330
PHILIP MORRIS COS INC COM                    Common Stock                              **               32,424
PIMCO RCM BIOTECHNOLOGY CL D                 Common Stock                              **                5,138
PIMCO RCM GLOBAL TECHNOLOGY CLASS D          Common Stock                              **                5,816
PIMCO RCM GLOBAL TECHNOLOGY INSTL            Common Stock                              **                6,660
POWERWAVE TECHNOLOGIES INC                   Common Stock                              **                2,700
PROFUNDS                                     Common Stock                              **               18,850
PRUDENT BEAR FDS INC                         Common Stock                              **                5,122
RF MICRO DEVICES INC                         Common Stock                              **                  733
REDBACK NETWORKS INC                         Common Stock                              **                1,428
REGISTER COM INC                             Common Stock                              **                4,500
RESEARCH IN MOTION LTD                       Common Stock                              **                5,248
ROYCE PENNSYLVANIA MUTUAL FUND               Common Stock                              **                5,923
SPDR TR UNIT SER 1                           Common Stock                              **               20,293
SAMARITAN PHARMACEUTICALS                    Common Stock                              **                  165
SELECTED AMERN SHS INC COM                   Common Stock                              **                6,442
SHUFFLE MASTER INC                           Common Stock                              **                3,268
SICOR INC                                    Common Stock                              **                1,585
SIEBEL SYS INC                               Common Stock                              **                1,110
SIX FLAGS INC                                Common Stock                              **                  171
SONIC AUTOMOTIVE INC                         Common Stock                              **                4,461
SUN MICROSYSTEMS INC COM                     Common Stock                              **                7,931
SUNBEAM-OSTER INC COM                        Common Stock                              **                    -
TECO ENERGY INC COM                          Common Stock                              **               20,111
TTR TECHNOLOGIES INC                         Common Stock                              **                   93
TEMPLETON DRAGON FD INC                      Common Stock                              **                2,676
TENGASCO                                     Common Stock                              **                1,774
TEXAS INSTRUMENTS INC                        Common Stock                              **                3,002
TIMCO AVIATION SVCS INC COM                  Common Stock                              **                   27

Rhodia Inc.
Savings Plus Plan

Schedule H Item 4(i) - Schedule of Assets (Held at End of Year) (Continued)
As of December 31, 2002
--------------------------------------------------------------------------------


     Identity of Issue, Borrower, Lessor, or    Description of Investment Including                   Current
               Similar Party                      Maturity Date, Rate of Interest,    Cost             Value
                                                Collateral, Par or Maturity Value

 TIMCO AVIATION SVCS WTS EXP 12/31/06        Common Stock                              **       $            -
 TOPPS INC COM                               Common Stock                              **                5,220
 TRANSAMERICA PREMIER BALANCED FD            Common Stock                              **                3,024
 TRAVELERS PPTY CAS CORP NEW                 Common Stock                              **                   29
 TRAVELERS PPTY CAS CORP CL B                Common Stock                              **                   59
 TYCO INTL LTD NEW                           Common Stock                              **                6,832
 UAL CORP COM PAR $0.01                      Common Stock                              **                  429
 UNITED ONLINE INC                           Common Stock                              **                1,977
 UNITED PAN-EUROPE COMMUNICATIONS            Common Stock                              **                   13
 UNITED RENTALS INC                          Common Stock                              **               16,140
 US WEST HOMES INC                           Common Stock                              **                   26
 VAN WAGONER POST VENTURE FUND               Common Stock                              **                1,209
 VAN WAGONER FDS INC                         Common Stock                              **                1,832
 VECTOR GROUP LTD                            Common Stock                              **                2,440
 VENTURE CATALYST INC UTAH                   Common Stock                              **                   17
 VERIZON COMMUNICATIONS                      Common Stock                              **                  388
 VIE FINL GROUP INC                          Common Stock                              **                  108
 VITRIA TECHNOLOGY INC                       Common Stock                              **                  450
 WALGREEN CO COM                             Common Stock                              **                  730
 WASATCH ADVISORS FDS INC                    Common Stock                              **                6,607
 WATERS CORP                                 Common Stock                              **                  958
 WEBVAN GROUP INC                            Common Stock                              **                    -
 WEITZ SER FD INC                            Common Stock                              **               14,358
 WESTAR ENERGY INC                           Common Stock                              **                4,950
 WESTERN WIRELESS CORP                       Common Stock                              **                  530
 WILLIAMS COS INC COM                        Common Stock                              **                2,712
 WORLDCOM INC GA NEW                         Common Stock                              **                  615
 WYNDHAM INTL INC                            Common Stock                              **                  161
 XM SATELLITE RADIO HLDGS INC                Common Stock                              **                  269
 XCEL ENERGY INC                             Common Stock                              **                1,870
 YAHOO INC                                   Common Stock                              **               11,445
 YELLOW CORPORATION                          Common Stock                              **                7,557
 ZAMBA CORP                                  Common Stock                              **                    7
 ZIPLINK INC                                 Common Stock                              **                    -
 *Fidelity Magellan                          Mutual Fund                               **           46,268,144
 *Fidelity Growth Company                    Mutual Fund                               **           26,362,931
 *Fidelity Growth & Income                   Mutual Fund                               **           23,867,502
 *Fidelity International Growth & Income     Mutual Fund                               **            6,764,254
 *Fidelity Asset Manager                     Mutual Fund                               **           11,215,865
 *Fidelity Asset Manager: Growth             Mutual Fund                               **            7,675,827
 *Fidelity Asset Manager: Income             Mutual Fund                               **            3,339,127
 *Fidelity Small Cap. Sel. Stock             Mutual Fund                               **            2,075,590
 *Fidelity Blue Chip Growth                  Mutual Fund                               **            6,398,491
 *Fidelity Spartan US Equity Index           Mutual Fund                               **            7,438,068
 *Fidelity Low Priced Stock                  Mutual Fund                               **            6,798,837
 *Fidelity Value                             Mutual Fund                               **            6,048,909
 *Fidelity Equity                            Mutual Fund                               **              312,211
 *Rhodia ADR                                 Employer Stock                          4,926,974       4,047,308

Rhodia Inc.
Savings Plus Plan

Schedule H Item 4(i) - Schedule of Assets (Held at End of Year) (Continued)
As of December 31, 2002
--------------------------------------------------------------------------------


     Identity of Issue, Borrower, Lessor, or    Description of Investment Including                   Current
               Similar Party                      Maturity Date, Rate of Interest,    Cost             Value
                                                Collateral, Par or Maturity Value

*Participant Loans                           Loans vary from 5.75% to 11.00%           **          $    7,343,543
                                                                                                   ---------------

                                                              Total                                $  263,405,436
                                                                                                   ---------------


*    Represents parties-in-interest transactions.
**   Cost is not required for participant-directed investments.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in Cranbury, New Jersey on this 30th day of June, 2003.

                                Rhodia Inc. Savings Plus Plan

                                By:  /s/ Cheryl P. Staton
                                   --------------------------------------------
                                   Name: Cheryl P. Staton
                                   Title: Manager, Benefits

                                 EXHIBIT INDEX

Exhibit                                                              Sequential
Number     Description of Document                                     Page
------     -----------------------                                     Number
                                                                       ------

  23       Independent Auditors' Consent                                25

  99       Statement Pursuant to 18 U.S.C. Section 1350 As              26
           Required By Section 906 of the Sarbanes-Oxley Act of 2002